EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES(1)

The following table sets forth the dollar amount of the coverage deficiency for the three months ended March 31, 2018 and the years ended December 31, 2017, 2016, 2014, and 2013 and our ratio of earnings to fixed charges for the year ended December 31, 2015. We have not included a ratio of earnings to combined fixed charges and preferred stock dividends because we do not have any preferred stock outstanding and did not have any preferred stock outstanding during any of the periods presented. Our net losses were inadequate to cover fixed charges for the three months ended March 31, 2018 and the years ended December 31, 2017, 2016, 2014, and 2013. Amounts, except for the ratio, are shown in thousands.

							Three
							Months
							Ended
	Year Ended December 31,						March 31,
(In Thousands, Except Ratio)	2013	2014	2015		2016	2017	2018
Earnings:
Income (loss) before income taxes	$(38,379)	$(35,670)		$46	$(29,537)	$(27,916)	$(7,186)
Add: Fixed charges	356	234		219	177	173	48
Less: Capitalized interest	—	—		—	—	—	—
Earnings, as adjusted	$(38,023)	$(35,436)		$265	$(29,360)	$(27,743)	$(7,138)
Fixed Charges:
Interest expensed	$—	$—		$—	$—	$—	$—
Estimated interest portion of rent expense	356	234		219	177	173	48
Fixed charges	$356	$234		$219	$177	$173	$48
Ratio of earnings to fixed charges (1)	N/A	N/A		1.2	N/A	N/A	N/A
Coverage deficiency	$(38,023)	$(35,436)	$	N/A	$(29,360)	$(27,743)	$(7,138)
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(1)

The ratio of earnings to fixed charges was computed by dividing earnings, as adjusted, by fixed charges. For this purpose, earnings consist of net income (loss) before fixed charges. Fixed charges consist of estimated portion of rent expense deemed to be representative of the interest factor of rental payments under operating leases.